                                                                    Exhibit 12.2

                          Terra Nova (Bermuda) Holdings
                       Ratio of Earnings to Fixed Charges
                             (Dollars in Thousands)

                                                                                   Year Ended
                                                                                   December 31,
                                                        --------------------------------------------------------------------
                                                          2001          2000           1999          1998          1997
                                                        --------------------------------------------------------------------
Earnings:
---------
Earnings (loss) from continuing operations
     before income taxes                                 ($180,223)    ($144,726)     ($72,602)      $101,261      $ 91,049
Fixed charges                                               13,844        14,069        13,874         15,098        14,064
                                                        --------------------------------------------------------------------
     Earnings (loss) from continuing operations,
        as adjusted                                      ($166,379)    ($130,657)     ($58,728)      $116,359      $105,113
                                                        ====================================================================

Fixed Charges:
--------------
Interest Expense                                          $ 12,365      $ 12,400       $12,400       $ 13,697      $ 12,710

Portion of rental expense representative
     of interest                                             1,479         1,669         1,474          1,401         1,354
                                                        --------------------------------------------------------------------
     Fixed Charges                                        $ 13,844      $ 14,069       $13,874       $ 15,098      $ 14,064
                                                        ====================================================================

Ratio of Earnings to Fixed Charges                           -12.0          -9.3          -4.2            7.7           7.5

Deficiency in the coverage of fixed charges
     by earnings before fixed charges                     $180,223      $144,726       $72,602              -             -

Notes:
------
..    The Company's consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.

The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe representative of interest.